 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2025
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on June 17, 2025, entitled "Equinor ASA: Share buy-back – second tranche for 2025 ".

Equinor ASA: Share buy-back – second tranche for 2025

Please see below information about transactions made under the second tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 30 April 2025.
The duration of the buy-back tranche: 16 May to no later than 21 July 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 30 April 2025, available here: https://newsweb.oslobors.no/message/644796

From 9 June to 13 June 2025, Equinor ASA has purchased a total of 1,280,915 own shares at an average price of NOK 255.9858 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

9 June	OSE
	CEUX
	TQEX

10 June	OSE	433,500	252.6406	109,519,700.10
	CEUX
	TQEX

11 June	OSE	428,915	256.0385	109,818,753.23
	CEUX
	TQEX

12 June	OSE	418,500	259.3969	108,557,602.65
	CEUX
	TQEX

13 June	OSE
	CEUX
	TQEX

Total for the period	OSE	1,280,915	255.9858	327,896,055.98
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	5,594,029	244.3581	1,366,946,172.51
	CEUX
	TQEX
	Total	5,594,029	244.3581	1,366,946,172.51

Total buy-backs under the tranche (accumulated)	OSE	6,874,944	246.5245	1,694,842,228.49
	CEUX
	TQEX
	Total	6,874,944	246.5245	1,694,842,228.49

Following the completion of the above transactions, Equinor ASA owns a total of 93,637,393 own shares, corresponding to 3.35% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 84,746,271 own shares, corresponding to 3.03% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: June 17, 2025	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer